

05044446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40998

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5968 Orchard Drive
(No. and Street)

Cincinnati (City) Ohio (State) 45230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Weston Slemmer 513-579-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rohrkemper Ossege & Combs, Ltd.
(Name – *if individual, state last, first, middle name*)

2337 Victory Parkway (Address) Cincinnati (City) Ohio (State) 45206 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Slemmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Trading, Inc., as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

STATE OF OHIO
COUNTY OF HAMILTON



NOTARIAL SEAL
STATE OF OHIO

NICHOLAS L. McEVOY
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES
MARCH 3, 2008

THIS 28TH of NOVEMBER, 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2005
WITH
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

CONTENTS



Rohrkemper Ossege & Combs, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

The Shareholder
Securities Trading, Inc.
Cincinnati, OH

We have audited the accompanying statement of financial condition of Securities Trading, Inc. (the Company) as of September 30, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Securities Trading, Inc. at September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rohrkemper Ossege + Combs, Ltd.

November 10, 2005

2337 Victory Parkway • Cincinnati, OH 45206
513-241-4507 • 513-241-5637 Fax
www.roc-cpa.com

SECURITIES TRADING, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2005

ASSETS

Cash and Cash Equivalents	$	20,792
Marketable securities		62,329
Receivable from clearing broker		3,995
Furniture and equipment, at cost less accumulated depreciation of $51,537		22,690
	$	109,806

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	2,830
Deferred tax liabilities		1,384
Total Liabilities		4,214
Stockholders' Equity:		
Common Stock, no par value, 750 shares authorized, 100 issued and outstanding		100
Additional Paid-In Capital		47,964
Retained Earnings		51,746
Accumulated other comprehensive income		5,782
Total Stockholders' Equity		105,592
Total Liabilities and Stockholders' Equity	$	109,806

See accompanying notes to financial statements.

SECURITIES TRADING, INC.
NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2005

1. **Summary of significant accounting policies**

Nature of operations – The Company is registered as a broker-dealer under the examining authority of the National Association of Security Dealers. The Company, on a fully disclosed basis, clears customer transactions through an unaffiliated broker-dealer who also maintains the customer accounts.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents – Liquid investments with maturities of three months or less when purchased are considered cash equivalents.

Marketable Securities – Marketable securities are stated at market value. The resulting difference between cost and market is included in income. The first-in first-out method is used to determine realized gains or losses.

Property and Equipment – Property and equipment are recorded at cost reduced by accumulated depreciation. Depreciation expense is recognized over the assets' estimated useful lives using straight-line and accelerated methods. Estimated useful lives range from 3 to 7 years. Leasehold improvements are amortized over the shorter of the remaining term of the lease or the useful life of the improvement using the straight-line method. Depreciation expense was $1,275 in 2005.

Revenue Recognition – The Company records revenues and expenses (commissions and brokerage expenses) directly related to security transactions on a settlement date basis, which approximates trade date basis.

Advertising – The Company records expense for advertising when liability is incurred. Advertising expense was $47 in 2005.

Income Taxes – Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities.

Reclassifications – Certain amounts in the 2004 financial statements have been reclassified to conform with the 2005 financial statements presentation.

SECURITIES TRADING, INC.
NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2005

2. **Concentration of Credit Risk**

The Company has a retail and institutional customer base located generally in Ohio, Indiana and Kentucky. Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations.

3. **Related Party Transactions**

The Company rents office space under an operating lease agreement with its sole shareholder. Rent expense amounted to approximately $18,750 in 2005. Future lease commitments are on a month to month basis.

4. **Net Capital Requirements**

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital rates would exceed 10 to 1. At September 30, 2005, the Company had net capital of $73,340 which was $23,340 greater than its required net capital of $50,000. The company's net capital ratio was 0.06 to 1.

5. **Income Taxes**

Deferred tax liabilities of $1,384 in the accompanying statement of financial condition result from differences in book and tax depreciation lives and methods and unrealized gains on marketable equity securities as of September 30, 2005.